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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52234

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING September 1, 2015 AND ENDING August 31, 2016
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lampert Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

477 Madison Avenue, Suite 230
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marc Drimer 561-283-4420
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

D'Arelli Pruzansky, P.A.
(Name – *if individual, state last, first, middle name*)

5489 Wiles Road, Unit 303	Coconut Creek,	Florida	33073
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Marc Drimer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lampert Capital Markets, Inc., as of August 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Karen Z. Fischer
COMMISSION # FF165001
EXPIRES: Nov. 22, 2018
WWW.AARONNOTARY.COM

Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS



D'Arelli Pruzansky, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Lampert Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Lampert Capital Markets, Inc. as of August 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Lampert Capital Markets, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lampert Capital Markets, Inc. as of August 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information under rule 15c3-1 of the SEC has been subjected to audit procedures performed in conjunction with the audit of Lampert Capital Markets, Inc.'s financial statements. The supplemental information on pages 13 and 14 is the responsibility of Lampert Capital Markets, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information under rule 15c3-1 of the SEC is fairly stated, in all material respects, in relation to the financial statements as a whole.

D'Arelli Pruzansky, P.A.
Certified Public Accountants

Coconut Creek, Florida
November 10, 2016

5489 Wiles Road, Unit 303 • Coconut Creek, Florida 33073 • Phone: 754.205.6417 • Fax: 754.205.6519

LAMPERT CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
AUGUST 31, 2016

ASSETS

Cash	$ 127,992
Due from clearing broker	382,087
Due from other broker dealers	29,592
Clearing deposits	250,167
Prepaid expenses and other assets	13,967
Loans receivable, net of $110,967 allowance	183,594
Property and equipment, net of accumulated depreciation of $59,043	-
Total assets	$ 987,399

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 516,318
Commissions payable	78,560
Subordinated Loan payable - related party	379,075
Total liabilities	973,953
Commitments and contingencies (Note 11)	
Shareholders' equity:	
Common stock, $0.0001 par value; 100,000 shares authorized 54,487 shares issued and outstanding	5
Additional paid-in capital	1,669,707
Accumulated deficit	(1,656,266)
Total shareholders' equity	13,446
Total liabilities and shareholders' equity	$ 987,399

See accompanying notes to financial statements

LAMPERT CAPITAL MARKETS INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AUGUST 31, 2016

Net capital computation:

Total shareholders' equity	$	13,446
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		379,075
Total capital and allowable subordinated liabilities		392,521
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		13,967
Receivables from non customers		183,594
Total non-allowable assets		197,561
Net capital before haircuts on securities positions		194,960
Total haircuts on securities		-
Net capital		194,960
Required minimum capital		100,000
Excess net capital	$	94,960

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	$	594,877
Ratio of aggregate indebtedness to net capital		3.05 to 1

Reconciliation:

Net capital, per unaudited August 31, 2016 FOCUS report, as filed	$	194,961
Net capital, per August 31, 2016 audited report	$	194,961